Exhibit 99.6

NEWS RELEASE

DATE: March 25, 2002

FOR IMMEDIATE RELEASE:

CENTURION ARRANGES US$30 MILLION REVOLVING CREDIT FACILITY

Centurion Energy International Inc. announces that it has arranged through its wholly owned subsidiary Eagle Holdings Barbados Limited, a US$30 million, four-year term debt financing underwritten by Standard Bank London Ltd. The loan is in the form of a Revolving Credit Facility which can be drawn down by Eagle as required in accordance with certain borrowing base criteria established by Standard Bank. Interest is payable on the loan on a quarterly basis at LIBOR plus a maximum of four percent. Principal repayments are not required to commence until February 2003. The loan is for use in the development of existing fields in Tunisia and Egypt and for the acquisition of additional producing assets. Eagle has drawn US$10 million under the credit facility. Proceeds were used primarily for building the El Wastani pipeline and production facilities and purchase of the Hana field, both projects located in Egypt.

In connection with the establishment of the credit facility, Centurion has issued an aggregate of 1,000,000 purchase warrants to Standard Bank. Of the purchase warrants issued, 200,000 have vested to Standard Bank and are exercisable at a price of $0.60 per share. The balance of the warrants vest in increments of 100,000 warrants for each US$2.5 million of funds drawn by Eagle under the credit facility. The exercise price of such warrants is equal to 105% of the 20 day weighted average trading price of the common shares of Centurion immediately prior to the vesting date. All of the warrants expire on February 18, 2007 if unexercised prior to such date.

Certain statements in this News Release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO, or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
 E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com